UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29534/December 15, 2010

_____
In the Matter of   :
                                          :
HIGH YIELD PLUS FUND, INC.   :
Gateway Center Three   :
100 Mulberry St.   :
Newark, NJ 07102-4077   :
                                          :
(811-5468)   :
                                          :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

High Yield Plus Fund, Inc. filed an application on November 24,
2009, and amended on October 26, 2010 and November 16, 2010,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On November 19, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29502). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon

Deputy Secretary